Supplementary Material for Financial Results for the
                 12 months ended March 31, 2005 (consolidated)
                                                                     (U.S. GAAP)

------------------------------------------------------------------------------------------------------------
                                             FY2004
                                            ------------------------------------------------
                                                                       (Note 1)    (Note 1)      FY2004
                                                          -----------------------
                                               1st Half       3Q          4Q       2nd Half  12 mos. ending
                                                                                             March. 31, 2004
------------------------------------------------------------------------------------------------------------

Vehicle Production

(thousands of units)                              3,064       1,672       1,777       3,449        6,513
     -------------------------------------------------------------------------------------------------------
     (Japan) - including Daihatsu & Hino          2,022       1,100       1,162       2,262        4,284

          [Daihatsu]                          [     297 ] [     163 ] [     179 ] [     342 ]  [     639 ]

          [Hino]                              [      44 ] [      21 ] [      22 ] [      43 ]  [      87 ]
     -------------------------------------------------------------------------------------------------------
     (Overseas) - including Daihatsu & Hino       1,042         572         615       1,187        2,229

          [Daihatsu]                          [      10 ] [       6 ] [       8 ] [      14 ]  [      24 ]

          [Hino]                              [       - ] [       - ] [       - ] [       - ]  [       - ]
          --------------------------------------------------------------------------------------------------
                    North America                   489         259         286         545        1,034
          --------------------------------------------------------------------------------------------------
                       Europe                       230         137         148         285          515
          --------------------------------------------------------------------------------------------------
                        Asia                        184         109         109         218          402
          --------------------------------------------------------------------------------------------------
                    Latin America                    31          17          19          36           67
          --------------------------------------------------------------------------------------------------
                       Oceania                       59          29          27          56          115
          --------------------------------------------------------------------------------------------------
                       Africa                        49          21          26          47           96
------------------------------------------------------------------------------------------------------------
Vehicle Sales (thousands of units)                3,170       1,700       1,849       3,549        6,719
     -------------------------------------------------------------------------------------------------------
     (Japan) - including Daihatsu & Hino          1,081         554         668       1,222        2,303

          [Daihatsu]                          [     240 ] [     118 ] [     155 ] [     273 ]  [     513 ]

          [Hino]                              [      25 ] [      12 ] [      14 ] [      26 ]  [      51 ]
     -------------------------------------------------------------------------------------------------------
     (Overseas) - including Daihatsu & Hino       2,089       1,146       1,181       2,327        4,416

          [Daihatsu]                          [      48 ] [      27 ] [      35 ] [      62 ]  [     110 ]


----------------------------------------------------------------------------------------------------------        ----------------
                                             FY2005                                                                   FY2006
                                            -----------------------------------------------
                                                                      (Note 1)    (Note 1)      FY2005               Prospects
                                                         -----------------------
                                              1st Half       3Q          4Q       2nd Half  12 mos. ending        Ending March 31,
                                                                                            March. 31, 2005             2006
-----------------------------------------------------------------------------------------------------------       ----------------
Vehicle Production

(thousands of units)                             3,469       1,805       1,957       3,762         7,231
     -----------------------------------------------------------------------------------------------------
     (Japan) - including Daihatsu & Hino         2,177       1,115       1,242       2,357         4,534

          [Daihatsu]                         [     327 ] [     173 ] [     192 ] [     365 ]  [      692 ]

          [Hino]                             [      48 ] [      23 ] [      22 ] [      45 ]  [       93 ]
     -----------------------------------------------------------------------------------------------------
     (Overseas) - including Daihatsu & Hino      1,292         690         715       1,405         2,697

          [Daihatsu]                         [      26 ] [      13 ] [      15 ] [      28 ]  [       54 ]

          [Hino]                             [       - ] [       - ] [       - ] [       - ]  [        - ]
          ------------------------------------------------------------------------------------------------
                    North America                  575         271         310         581         1,156
          ------------------------------------------------------------------------------------------------
                       Europe                      283         156         157         313           596
          ------------------------------------------------------------------------------------------------
                        Asia                       281         190         176         366           647
          ------------------------------------------------------------------------------------------------
                    Latin America                   42          18          22          40            82
          ------------------------------------------------------------------------------------------------
                       Oceania                      57          25          24          49           106
          ------------------------------------------------------------------------------------------------
                       Africa                       54          30          26          56           110
----------------------------------------------------------------------------------------------------------        ----------------
Vehicle Sales (thousands of units)               3,567       1,839       2,002       3,841         7,408                 7,850
     -----------------------------------------------------------------------------------------------------        ----------------
     (Japan) - including Daihatsu & Hino         1,106         573         702       1,275         2,381                 2,450

          [Daihatsu]                         [     257 ] [     129 ] [     165 ] [     294 ]  [      551 ]          [      590 ]

          [Hino]                             [      24 ] [      12 ] [      15 ] [      27 ]  [       51 ]          [       60 ]
     -----------------------------------------------------------------------------------------------------        ----------------
     (Overseas) - including Daihatsu & Hino      2,461       1,266       1,300       2,566         5,027                 5,400

          [Daihatsu]                         [      73 ] [      39 ] [      41 ] [      80 ]  [      153 ]          [      160 ]

              Supplementary Material for Financial Results for the
                 12 months ended March 31, 2005 (consolidated)
                                                                     (U.S. GAAP)

------------------------------------------------------------------------------------------------------------
                                             FY2004
                                            ------------------------------------------------
                                                                       (Note 1)    (Note 1)      FY2004
                                                          -----------------------
                                               1st Half       3Q          4Q       2nd Half  12 mos. ending
                                                                                             March. 31, 2004
------------------------------------------------------------------------------------------------------------
          [Hino]                              [      17 ] [       8 ] [      11 ] [      19 ]  [      36 ]
          --------------------------------------------------------------------------------------------------
                    North America                 1,005         561         537       1,098        2,103
          --------------------------------------------------------------------------------------------------
                       Europe                       441         218         239         457          898
          --------------------------------------------------------------------------------------------------
                        Asia                        250         147         160         307          557
          --------------------------------------------------------------------------------------------------
                    Latin America                    69          36          41          77          146
          --------------------------------------------------------------------------------------------------
                       Oceania                      117          60          59         119          236
          --------------------------------------------------------------------------------------------------
                       Africa                        74          40          77         117          191
          --------------------------------------------------------------------------------------------------
               the Middle East and Others           133          84          68         152          285
------------------------------------------------------------------------------------------------------------
Total Retail Unit Sales (thousands of units)      3,440       1,663       1,913       3,576        7,016
------------------------------------------------------------------------------------------------------------
Housing Sales (units)                             2,169       1,442       1,141       2,583        4,752
------------------------------------------------------------------------------------------------------------
Foreign Exchange Rate

     Yen to US Dollar Rate                          118         109         107         108          113
     -------------------------------------------------------------------------------------------------------
     Yen to Euro Rate                               134         130         134         132          133
------------------------------------------------------------------------------------------------------------
Registered Toyota Vehicles (in Japan)

(thousands of units)                                808         407         514         921        1,729
------------------------------------------------------------------------------------------------------------
Market Share (Japan)

     Toyota (excluding Mini-cars) (%)              42.5        44.4        42.5        43.3         42.9
     -------------------------------------------------------------------------------------------------------
     Toyota, Daihatsu and Hino

     (including Mini-cars) (%)                     39.7        40.0                                 39.6
------------------------------------------------------------------------------------------------------------
Number of Employees                             265,532                                          264,410
------------------------------------------------------------------------------------------------------------
Net Revenues (billions of yen)                  8,224.2     4,386.0     4,684.5     9,070.5     17,294.7
     -------------------------------------------------------------------------------------------------------
     Geographical Segment
          --------------------------------------------------------------------------------------------------
                        Japan                   5,497.3     2,933.6     3,159.1     6,092.7     11,590.0
          --------------------------------------------------------------------------------------------------
                    North America               3,014.1     1,603.7     1,509.8     3,113.5      6,127.6
          --------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------        ----------------
                                             FY2005                                                                   FY2006
                                            -----------------------------------------------
                                                                      (Note 1)    (Note 1)      FY2005               Prospects
                                                         -----------------------
                                              1st Half       3Q          4Q       2nd Half  12 mos. ending        Ending March 31,
                                                                                            March. 31, 2005             2006
-----------------------------------------------------------------------------------------------------------       ----------------
          [Hino]                             [      23 ] [      11 ] [      11 ] [      22 ]  [       45 ]          [       50 ]
          ------------------------------------------------------------------------------------------------        ----------------
                    North America                1,126         576         569       1,145         2,271                 2,430
          ------------------------------------------------------------------------------------------------        ----------------
                       Europe                      476         249         254         503           979                 1,040
          ------------------------------------------------------------------------------------------------        ----------------
                        Asia                       386         195         252         447           833                   870
          ------------------------------------------------------------------------------------------------        ----------------
                    Latin America                   91          47          47          94           185                   220
          ------------------------------------------------------------------------------------------------        ----------------
                       Oceania                     125          56          58         114           239                   250
          ------------------------------------------------------------------------------------------------        ----------------
                       Africa                      108          64          52         116           224                   250
          ------------------------------------------------------------------------------------------------        ----------------
               the Middle East and Others          149          79          68         147           296                   340
----------------------------------------------------------------------------------------------------------        ----------------
Total Retail Unit Sales (thousands of units)     3,732       1,884       2,017       3,901         7,633
----------------------------------------------------------------------------------------------------------        ----------------
Housing Sales (units)                            2,194       1,443       1,646       3,089         5,283
----------------------------------------------------------------------------------------------------------        ----------------
Foreign Exchange Rate                                                                                               as premise:

     Yen to US Dollar Rate                         110         106         105         105           108                   105
     -----------------------------------------------------------------------------------------------------        ----------------
     Yen to Euro Rate                              133         137         137         137           135                   135
----------------------------------------------------------------------------------------------------------        ----------------
Registered Toyota Vehicles (in Japan)                                                                              approximately

(thousands of units)                               814         430         511         941         1,755                 1,800
----------------------------------------------------------------------------------------------------------        ----------------
Market Share (Japan)                                                                                               approximately

     Toyota (excluding Mini-cars) (%)             44.6        46.4        43.0        44.5          44.5                   44%
     -----------------------------------------------------------------------------------------------------        ----------------
     Toyota, Daihatsu and Hino

     (including Mini-cars) (%)                    41.0        42.5                                  41.1
----------------------------------------------------------------------------------------------------------        ----------------
Number of Employees                                                                              265,753  (Note 2)
----------------------------------------------------------------------------------------------------------        ----------------
Net Revenues (billions of yen)                 9,025.6     4,644.0     4,881.9     9,525.9      18,551.5
     -----------------------------------------------------------------------------------------------------
     Geographical Segment
          ------------------------------------------------------------------------------------------------
                        Japan                  5,780.6     3,018.3     3,205.2     6,223.5      12,004.1
          ------------------------------------------------------------------------------------------------
                    North America              3,189.7     1,595.7     1,588.0     3,183.7       6,373.4
          ------------------------------------------------------------------------------------------------

              Supplementary Material for Financial Results for the
                 12 months ended March 31, 2005 (consolidated)
                                                                     (U.S. GAAP)

------------------------------------------------------------------------------------------------------------
                                             FY2004
                                            ------------------------------------------------
                                                                       (Note 1)    (Note 1)      FY2004
                                                          -----------------------
                                               1st Half       3Q          4Q       2nd Half  12 mos. ending
                                                                                             March. 31, 2004
------------------------------------------------------------------------------------------------------------
                        Europe                  1,032.3       514.3       617.7     1,132.0      2,164.3
          --------------------------------------------------------------------------------------------------
                        Others                  1,102.8       592.5       666.6     1,259.1      2,361.9
          --------------------------------------------------------------------------------------------------
                     Elimination               -2,422.3    -1,258.1    -1,268.7    -2,526.8     -4,949.1
     -------------------------------------------------------------------------------------------------------
     Business Segment
          --------------------------------------------------------------------------------------------------
                      Automotive                7,590.4     4,055.3     4,328.1     8,383.4     15,973.8
          --------------------------------------------------------------------------------------------------
                  Financial Services              371.5       180.6       184.8       365.4        736.9
          --------------------------------------------------------------------------------------------------
                      All Other                   403.7       214.7       277.8       492.5        896.2
          --------------------------------------------------------------------------------------------------
                     Elimination                 -141.4       -64.6      -106.2      -170.8       -312.2
------------------------------------------------------------------------------------------------------------
Operating Income (billions of yen)                767.7       401.6       497.5       899.1      1,666.8

     (Operating Income Ratio) (%)             (     9.3 ) (     9.2 ) (    10.6 ) (     9.9 )  (     9.6 )
     -------------------------------------------------------------------------------------------------------
     Geographical Segment
          --------------------------------------------------------------------------------------------------
                        Japan                     529.7       226.1       352.3       578.4      1,108.1
          --------------------------------------------------------------------------------------------------
                    North America                 163.6       128.2        99.2       227.4        391.0
          --------------------------------------------------------------------------------------------------
                        Europe                     22.5        24.7        25.3        50.0         72.5
          --------------------------------------------------------------------------------------------------
                        Others                     53.3        24.3        19.3        43.6         96.9
          --------------------------------------------------------------------------------------------------
                     Elimination                   -1.4        -1.7         1.4        -0.3         -1.7
     -------------------------------------------------------------------------------------------------------
     Business Segment
          --------------------------------------------------------------------------------------------------
                      Automotive                  702.6       347.8       468.6       816.4      1,519.0
          --------------------------------------------------------------------------------------------------
                  Financial Services               61.7        52.3        32.0        84.3        146.0
          --------------------------------------------------------------------------------------------------
                      All Other                     6.0         5.5         3.7         9.2         15.2
          --------------------------------------------------------------------------------------------------
                     Elimination                   -2.6        -4.0        -6.8       -10.8        -13.4
------------------------------------------------------------------------------------------------------------
Income before taxes (billions of yen)             812.0       429.7       524.0       953.7      1,765.7

     (Income before taxes Ratio) (%)          (     9.9 ) (     9.8 ) (    11.2 ) (    10.5 )  (    10.2 )
------------------------------------------------------------------------------------------------------------
Equity in Earnings of Affiliated Companies

     (billions of  yen)                            41.0        38.1        41.1        79.2        120.2
------------------------------------------------------------------------------------------------------------
Net Income (billions of yen)                      524.4       286.4       351.2       637.6      1,162.0

     (Net Income Ratio) (%)                   (     6.4 ) (     6.5 ) (     7.5 ) (     7.0 )  (     6.7 )
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Research & Development (billions of yen)          304.6       172.8       204.8       377.6        682.2
------------------------------------------------------------------------------------------------------------
Depreciation (billions of yen)                    376.7       180.5       230.9       411.4        788.1
     -------------------------------------------------------------------------------------------------------
     Geographical Segment
     -------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------        ----------------
                                             FY2005                                                                   FY2006
                                            -----------------------------------------------
                                                                      (Note 1)    (Note 1)      FY2005               Prospects
                                                         -----------------------
                                              1st Half       3Q          4Q       2nd Half  12 mos. ending        Ending March 31,
                                                                                            March. 31, 2005             2006
-----------------------------------------------------------------------------------------------------------       ----------------
                        Europe                 1,201.3       631.8       646.3     1,278.1       2,479.4
          ------------------------------------------------------------------------------------------------
                        Others                 1,332.3       695.9       780.9     1,476.8       2,809.1
          ------------------------------------------------------------------------------------------------
                     Elimination              -2,478.3    -1,297.7    -1,338.5    -2,636.2      -5,114.5
     -----------------------------------------------------------------------------------------------------
     Business Segment
          ------------------------------------------------------------------------------------------------
                      Automotive               8,339.6     4,278.4     4,495.5     8,773.9      17,113.5
          ------------------------------------------------------------------------------------------------
                  Financial Services             384.4       196.1       200.7       396.8         781.2
          ------------------------------------------------------------------------------------------------
                      All Other                  466.8       243.3       320.2       563.5       1,030.3
          ------------------------------------------------------------------------------------------------
                     Elimination                -165.2       -73.8      -134.5      -208.3        -373.5
----------------------------------------------------------------------------------------------------------        ----------------
Operating Income (billions of yen)               866.2       422.9       383.0       805.9       1,672.1

     (Operating Income Ratio) (%)            (     9.6 ) (     9.1 ) (     7.8 ) (     8.5 )  (      9.0 )
     -----------------------------------------------------------------------------------------------------
     Geographical Segment
          ------------------------------------------------------------------------------------------------
                        Japan                    490.6       237.3       259.3       496.6         987.2
          ------------------------------------------------------------------------------------------------
                    North America                244.7       127.8        75.0       202.8         447.5
          ------------------------------------------------------------------------------------------------
                        Europe                    66.3        26.5        15.7        42.2         108.5
          ------------------------------------------------------------------------------------------------
                        Others                    70.9        33.5        36.8        70.3         141.2
          ------------------------------------------------------------------------------------------------
                     Elimination                  -6.3        -2.2        -3.8        -6.0         -12.3
     -----------------------------------------------------------------------------------------------------
     Business Segment
          ------------------------------------------------------------------------------------------------
                      Automotive                 756.8       355.5       340.2       695.7       1,452.5
          ------------------------------------------------------------------------------------------------
                  Financial Services             102.7        58.7        39.4        98.1         200.8
          ------------------------------------------------------------------------------------------------
                      All Other                   12.7        11.0        10.0        21.0          33.7
          ------------------------------------------------------------------------------------------------
                     Elimination                  -6.0        -2.3        -6.6        -8.9         -14.9
----------------------------------------------------------------------------------------------------------        ----------------
Income before taxes (billions of yen)            913.2       447.1       394.3       841.4       1,754.6

     (Income before taxes Ratio) (%)         (    10.1 ) (     9.6 ) (     8.1 ) (     8.8 )  (      9.5 )
----------------------------------------------------------------------------------------------------------        ----------------
Equity in Earnings of Affiliated Companies

     (billions of  yen)                           58.8        39.3        41.3        80.6         139.4
----------------------------------------------------------------------------------------------------------        ----------------
Net Income (billions of yen)                     584.0       296.5       290.7       587.2       1,171.2

     (Net Income Ratio) (%)                  (     6.5 ) (     6.4 ) (     6.0 ) (     6.2 )  (      6.3 )
----------------------------------------------------------------------------------------------------------        ----------------
----------------------------------------------------------------------------------------------------------        ----------------
Research & Development (billions of yen)         351.4       181.3       222.4       403.7         755.1                 770.0
----------------------------------------------------------------------------------------------------------        ----------------
Depreciation (billions of yen)                   392.1       184.1       199.6       383.7         775.8  (Note 3)       830.0
     -----------------------------------------------------------------------------------------------------        ----------------
     Geographical Segment
     -----------------------------------------------------------------------------------------------------        ----------------

              Supplementary Material for Financial Results for the
                 12 months ended March 31, 2005 (consolidated)
                                                                     (U.S. GAAP)

------------------------------------------------------------------------------------------------------------
                                             FY2004
                                            ------------------------------------------------
                                                                       (Note 1)    (Note 1)      FY2004
                                                          -----------------------
                                               1st Half       3Q          4Q       2nd Half  12 mos. ending
                                                                                             March. 31, 2004
------------------------------------------------------------------------------------------------------------
                        Japan                     229.1       114.2       143.5       257.7        486.8
          --------------------------------------------------------------------------------------------------
                    North America                  92.9        39.4        44.2        83.6        176.5
          --------------------------------------------------------------------------------------------------
                        Europe                     28.3        14.4        23.7        38.1         66.4
          --------------------------------------------------------------------------------------------------
                        Others                     26.4        12.5        19.5        32.0         58.4
------------------------------------------------------------------------------------------------------------
Capital Expenditures (billions of yen)            421.4       196.9       339.4       536.3        957.7
     -------------------------------------------------------------------------------------------------------
     Geographical Segment
          --------------------------------------------------------------------------------------------------
                        Japan                     243.7       123.5       197.7       321.2        564.9
          --------------------------------------------------------------------------------------------------
                    North America                  92.0        30.0        87.9       117.9        209.9
          --------------------------------------------------------------------------------------------------
                        Europe                     42.9        17.9        26.9        44.8         87.7
          --------------------------------------------------------------------------------------------------
                        Others                     42.8        25.5        26.9        52.4         95.2
------------------------------------------------------------------------------------------------------------
Total Liquid Assets (billions of yen)           3,167.6                                          3,229.8
------------------------------------------------------------------------------------------------------------
Free Cash Flow (billions of yen)                    1.0                                            949.9
------------------------------------------------------------------------------------------------------------
Total Assets (billions of yen)                 20,777.1    21,086.2                             22,040.2
------------------------------------------------------------------------------------------------------------
Shareholders' Equity (billions of yen)          7,572.4     7,638.2                              8,178.6
------------------------------------------------------------------------------------------------------------
Return on Equity (%)                               14.3        15.1                                 15.2
------------------------------------------------------------------------------------------------------------
Return on Asset (%)                                 5.1         5.5                                  5.5
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Number of Consolidated Subsidiaries                 561                                              554
------------------------------------------------------------------------------------------------------------
Number of Affiliates Accounted

for Under the Equity Method                          54                                               53
------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------        ----------------
                                             FY2005                                                                   FY2006
                                            -----------------------------------------------
                                                                      (Note 1)    (Note 1)      FY2005               Prospects
                                                         -----------------------
                                              1st Half       3Q          4Q       2nd Half  12 mos. ending        Ending March 31,
                                                                                            March. 31, 2005             2006
-----------------------------------------------------------------------------------------------------------       ----------------
                        Japan                    241.9       114.4       132.1       246.5         488.4                 520.0
          ------------------------------------------------------------------------------------------------        ----------------
                    North America                 88.5        37.7        26.8        64.5         153.0                 150.0
          ------------------------------------------------------------------------------------------------        ----------------
                        Europe                    35.1        16.4        19.8        36.2          71.3                  80.0
          ------------------------------------------------------------------------------------------------        ----------------
                        Others                    26.6        15.6        20.9        36.5          63.1                  80.0
----------------------------------------------------------------------------------------------------------        ----------------
Capital Expenditures (billions of yen)           500.6       207.4       379.2       586.6       1,087.2  (Note 3)     1,250.0
     -----------------------------------------------------------------------------------------------------        ----------------
     Geographical Segment
          ------------------------------------------------------------------------------------------------        ----------------
                        Japan                    281.7       128.6       264.7       393.3         675.0                 770.0
          ------------------------------------------------------------------------------------------------        ----------------
                    North America                 90.6        30.7        32.4        63.1         153.7                 220.0
          ------------------------------------------------------------------------------------------------        ----------------
                        Europe                    31.6        15.8        25.3        41.1          72.7                 110.0
          ------------------------------------------------------------------------------------------------        ----------------
                        Others                    96.7        32.3        56.8        89.1         185.8                 150.0
----------------------------------------------------------------------------------------------------------        ----------------
Total Liquid Assets (billions of yen)          3,415.9                                           3,521.7  (Note 4)
----------------------------------------------------------------------------------------------------------
Free Cash Flow (billions of yen)                 -70.3                                             152.1  (Note 5)
----------------------------------------------------------------------------------------------------------
Total Assets (billions of yen)                23,310.1    23,119.1                              24,335.0
----------------------------------------------------------------------------------------------------------
Shareholders' Equity (billions of yen)         8,542.0     8,718.7                               9,045.0
----------------------------------------------------------------------------------------------------------
Return on Equity (%)                              14.0        13.7                                  13.6
----------------------------------------------------------------------------------------------------------
Return on Asset (%)                                5.2         5.1                                   5.1
----------------------------------------------------------------------------------------------------------        ----------------
----------------------------------------------------------------------------------------------------------        ----------------
Number of Consolidated Subsidiaries                540                                               524
----------------------------------------------------------------------------------------------------------
Number of Affiliates Accounted

for Under the Equity Method                         56                                                56
----------------------------------------------------------------------------------------------------------        ----------------


---------------------------------------------------------------------------------------------------------------
Contributing Factors to Operating Income FY2005 (billions of yen, approximately)
                                                  Consolidated           Unconsolidated          Subsidiaries
      Marketing Efforts                                  230.0                    60.0                 170.0
      Cost Reduction Efforts                             160.0                    90.0                  70.0
          From Engineering                               100.0                    70.0                  30.0
          From Manufacturing and Logistics                60.0                    20.0                  40.0
      Unfavorable Foreign Exchange Rate                 -140.0                  -120.0                 -20.0
      Decrease in DAIKO HENJO                            -59.8                     0.0                 -59.8
      Increases in R&D Expenses, etc.                   -184.9                  -162.4                 -22.5

(Note 1) 2Q = 1st Half - 1Q, 2nd Half = FY - 1st Half, 4Q = 2nd Half - 3Q

(Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.

(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.

(Note 4) Excluding financial subsidiaries

(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)


--------------------------------------------------------------------------------
Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
--------------------------------------------------------------------------------